Jiuzi Holdings, Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

November 23, 2022

Via Electronic Mail

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Re:	Jiuzi Holdings, Inc. (the “Company”)

Dear Ms. Beysolow:

This letter is in response to the letter dated November 16, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 1 to Form F-3 filed November 4, 2022

Cover page

1.	We note your response to comment 1 that your corporate structure entails risks that could result in a material change in your operations and/or the value of the securities. Please revise to disclose that such risk would likely result in a material change or tell us why you believe it is not appropriate to do so.

RESPONSE: We note the staff’s comment, and respectfully advise that we have revised the disclosure on the cover page to state that the corporate structure risks would likely result in a material change.

2.	We note your response to comment 2 and reissue in part. We note in the fifth paragraph that you continue to disclose that any references to “we”, “us”, “our Company,” “the Company,” or “our” are to Jiuzi Holdings Inc., its subsidiaries and the VIE and VIE’s subsidiaries; and make references throughout the document to "our VIE." Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

RESPONSE: We note the staff’s comment, and respectfully advise that we have revised the disclosure to clarify that any references to “we”, “us”, “our Company,” “the Company,” or “our” are not to the VIE. We have also revised our disclosure throughout the prospectus to remove the reference to “our VIE”.

Organizational Structure, page 2

3.	We note your response to comment 9. We also note that your disclosure on page 4 under Share Pledge Agreement continues to make references to control or benefits because of the VIE without also qualifying such statements with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes. As examples only, we note the following disclosures:

●	The purposes of the Share Pledge Agreement are to… provide Jiuzi WFOE control over Zhejiang Jiuzi. (second paragraph on page 4);

●	However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. (fifth paragraph on page 4); and

●	In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. (sixth paragraph on page 4).

Please revise here and throughout the document.

RESPONSE: We note the staff’s comment, and respectfully advise that we have revised throughout the prospectus to refrain from stating or implying that we have any control over the VIE, and we have clarified throughout the prospectus that we are primary beneficiary of the VIE under U.S. GAAP for accounting purpose only.

Condensed Consolidating Schedule and Consolidated Financial Statements, page 5

4.	We note your response to comment 8 and the tabular form condensed consolidating statements that disaggregates the operations and depicts the financial position, including revenue as of October 31, 2021 and 2020; and for the six months ended April 30, 2022. Please revise to present major line items for intercompany receivables and amounts associated with intercompany transactions, as applicable. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: We note the staff’s comment, and respectfully advise that we have revised the tables on page 5 to provide tabular form condensed consolidating statements as referenced to above.

Recent Regulatory Actions by the PRC Government, page 13

5.	We note your response to comment 11 and reissue. Please revise to clarify that your conclusions were based upon the advice of the PRC counsel as it does not appear that you provided the information indicated in your response. As a related matter, state the name of the PRC counsel whose advice was provided and explain why an opinion was not obtained.

RESPONSE: We note the staff’s comment, and respectfully advise that we have revised to clarify that our conclusions were based on the advice of the PRC counsel, and we have also stated the name of the PRC counsel, Capital Equity Legal Group, throughout the prospectus. We believe that we relied on the PRC counsel’s advice in reaching the conclusions on the recent regulatory actions by the PRC government, which does not constitute an opinion from the PRC counsel. Further, we believe that such an opinion is not required for the Form F-3 and does not provide additional information other than what has been disclosed in the prospectus.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Jiuzi Holdings, Inc.

/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer